UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CARDINAL BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, $9.00 par value

(Title of Class of Securities)

141478107

(CUSIP Number)

Mr. Douglas E. Schaller
Schaller Equity Partners, A North Carolina Limited Partnership
324 Indera Mills Court
Winston-Salem, NC 27101
(336) 774-1515

with copies to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem , NC 27101
(336) 607-7512

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index:  Page 8

CUSIP No. 141478107	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 128,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 128,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 141478107	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 128,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 128,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 141478107	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 128,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 128,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 141478107	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 128,000
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 128,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 141478107	13D	Page 6 of 9 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $9.00 per share (the “Shares”) of Cardinal Bankshares Corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 101 Jacksonville Circle, Floyd, Virginia 24091.

Item 2.  Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Schaller Equity Partners, A North Carolina Limited Partnership (the “Partnership); Schaller Investment Group Incorporated, a North Carolina corporation (the “Adviser”); Schaller Equity Management, Inc., a North Carolina corporation (the “General Partner”) and Douglas E. Schaller, a United States citizen (“Mr. Schaller”).

This statement relates to Shares held for the account of the Partnership, for which the Adviser acts as investment adviser, and of which the General Partner is the general partner.  The General Partner and the Adviser could each be deemed to be indirect beneficial owners of the reported shares, and could be deemed to share such beneficial ownership with the Partnership. Mr. Schaller is the President of the General Partner and the President of the Adviser, and could be deemed to share such indirect beneficial ownership with the General Partner, the Adviser and the Partnership. The principal business address of each of the Reporting Persons is 324 Indera Mills Court, Winston-Salem, NC 27101.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

            The Reporting Persons purchased 128,000 Shares (the “Subject Shares”) between February 1, 2011 and February 16, 2011. The source of funding for the purchase of these Shares was derived from the investment capital of the Partnership. Total consideration paid for the Subject Shares was $1,697,679.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Subject Shares for investment purposes based on the belief that the common stock of the Issuer is currently trading at a significant discount  to the Issuer’s underlying business value.

The Reporting Persons expect to engage in discussions with management, the board and other shareholders of the Issuer and other relevant parties concerning the business, capitalization, financial condition, operations, strategy and future plans of the Issuer, which discussions may include proposals that the Reported Persons believe will increase shareholder value.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Shares in public or private transactions, and/or (iii) encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management, and existing or prospective shareholders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, or (B) other changes to the Issuer’s business or structure.

CUSIP No. 141478107	13D	Page 7 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

(a) and (b) Based upon the Issuer's quarterly report on Form 10-Q filed on November 12, 2010, there were 1,535,733 Shares issued and outstanding as of November 10, 2010. Based on the foregoing, the Subject Shares represent approximately 8.3% of the Shares issued and outstanding. The ownership of the Reporting Persons is as follows:

	Schaller Equity Partners	Schaller Investment Group	Schaller Equity Management, Inc.	Douglas E. Schaller
(a) Amount Beneficially Owned:	128,000	128,000	128,000	128,000
(b) Percent of Class:	8.3%	8.3%	8.3%	8.3%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	128,000	128,000	128,000	128,000
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	128,000	128,000	128,000	128,000

As discussed above, the Adviser, as the investment adviser to the Partnership, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Furthermore, by virtue of Mr. Schaller’s position as President of the General Partner and the President of the Adviser, he could be deemed to share the power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

(c)  All of the Reporting Persons’ purchases in the Shares during the last 60 days are set forth below. The Reporting Persons have not sold any Shares in the last 60 days. All of the following trades were effected on the OTCBB.

Purchaser	Date of Purchase	Quantity of Shares Purchased	Price Per Share
Schaller Equity Partners	02/01/2011	1,100	$9.23
Schaller Equity Partners	02/02/2011	3,200	$10.05
Schaller Equity Partners	02/07/2011	73,394	$13.53
Schaller Equity Partners	02/08/2011	23,700	$13.05
Schaller Equity Partners	02/11/2011	3,674	$13.05
Schaller Equity Partners	02/15/2011	21,532	$13.30
Schaller Equity Partners	02/16/2011	1,400	$13.55

CUSIP No. 141478107	13D	Page 8 of 9 Pages

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting, if any, of the Reporting Persons are held pursuant to certain advisory and limited partnership agreements entered into among the Reporting Persons.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1.  Joint Filing Agreement.

CUSIP No. 141478107	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2011
SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
By: Schaller Equity Management, Inc., General Partner By: /s/ Douglas E. Schaller Name: Douglas E. Schaller Title: President

Date: February 17, 2011
SCHALLER EQUITY MANAGEMENT, INC.
By: /s/ Douglas E. Schaller Name: Douglas E. Schaller Title: President

Date: February 17, 2011
SCHALLER INVESTMENT GROUP INCORPORATED
By: /s/ Douglas E. Schaller Name: Douglas E. Schaller Title: President

Date: February 17, 2011
/s/ Douglas E. Schaller
Douglas E. Schaller